SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 2)

SAUER-DANFOSS INC.
(Name of Subject Company)

DANFOSS ACQUISITION, INC.
A Wholly Owned Subsidiary of
DANFOSS A/S

 (Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

 (Title of Class of Securities)

804 137 107
(CUSIP Number of Class of Securities)

Danfoss A/S
Niels B. Christiansen, Chief Executive Officer
Nordborgvej 81
6430 Nordborg
Denmark
45 7488 2222

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Uri Doron, Esq. Reed Smith LLP 599 Lexington Avenue New York, NY 10022 Tel: (212) 521-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$155,814,951.75	$11,109.61

*
The transaction valuation is estimated solely for purposes of calculating the filing fee.  The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Sauer-Danfoss Inc. (the “Company”) not beneficially owned by Danfoss A/S, a corporation organized under the laws of Denmark, and its subsidiaries (the “Danfoss Group”), at a purchase price of $13.25 per Share, net to the seller in cash. Accordingly to the Company’s annual report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 4, 2010, 48,389,406 Shares were outstanding as of March 1, 2010, of which 36,629,787 are held by the Danfoss Group.  Accordingly, this calculation assumes the purchase of 11,759,619 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,109.61	Filing Party: Danfoss A/S
Form or Registration No.: Schedule TO-T	Date Filed: March 10, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

           This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission on March 10, 2010 by Danfoss Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark (“Parent”).  The Schedule TO relates to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”), not owned by Parent and its subsidiaries (the “Danfoss Group”) at $13.25 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

EXPLANATORY NOTE

This Amendment No. 2 is being filed solely to correct an inadvertent error in the financial information table for the item entitled “Inadequate Earnings to Cover Fixed Charges” provided in Item 13 of Schedule 13E-3, Amendment No. 1 to the Schedule TO, that was filed with the Securities and Exchange Commission on March 30, 2010, by Parent and the Purchaser.

Item 13 of Schedule 13E-3. Financial Statements

Item 1010(a) and (b) of Regulation M-A

(1)           The following information hereby replaces in is entirety the table under the heading “Financial Information” under “The Offer — Section 8 — Certain Information Concerning the Company” of the Offer to Purchase that was added to the Offer to Purchase by Amendment No. 1 to the Schedule TO that was filed with the Securities and Exchange Commission on March 30, 2010 by Parent and the Purchaser:

	Year Ended
	December 31,	December 31,
(Dollars in millions except ratio of earnings to fixed charges)	2009	2008
Balance Sheet Data:
Inventories	177.6	325.5
Property, plant and equipment, net	513.5	598.4
Total assets	1,068.3	1,467.7
Total debt	533.2	491.4
Stockholders' equity	154.6	477.9
Debt to total capital	77.5%	50.7%
Other Data:
Ratio of Earnings to Fixed Charges*	(4.4)	1.1
Inadequate Earnings to Cover Fixed Charges	(271.2)	—

* The Company historically has not reported a ratio of earnings to fixed charges. The ratio of earnings to fixed charges has been computed by the Company and provided to Parent.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2010

DANFOSS ACQUISITION, INC.

By:      /s/ Anders Stahlschmidt
Name: Anders Stahlschmidt
Title:   Vice President, Secretary, Treasurer

DANFOSS A/S

By:      /s/ Anders Stahlschmidt
Name: Anders Stahlschmidt
Title:   General Counsel

EXHIBIT INDEX
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 10, 2010.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)
Letter dated December 21, 2009 to the board of directors of the Company (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by the Purchaser, Parent and Danfoss Murmann Holding A/S with the Securities and Exchange Commission on December 22, 2009).

(a)(1)(viii)
Press Release issued by Parent and the Purchaser on December 22, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and Purchaser with the Securities and Exchange Commission on December 22, 2009).

(a)(1)(ix)
Press Release issued by Parent and the Purchaser on January 8, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 8, 2010).

(a)(1)(x)
Press Release issued by Parent and the Purchaser on January 15, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 15, 2010).

(a)(1)(xi)
Press Release issued by Parent and the Purchaser on March 9, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on March 9, 2010).

(a)(1)(xii)	Summary Advertisement as published on March 10, 2010, in the Investor’s Business Daily.
(a)(1)(xiii)	Press Release issued by Parent and the Purchaser on March 30, 2010.
(a)(5)(i)	2010 through 2012 Consolidated Financial Projections of the Company (included as Schedule E to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(a)(5)(ii)
Complaint of Kenneth R. Loiselle et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc. and Danfoss A/S, filed in the Court of Chancery of the State of Delaware, dated December 23, 2009.

(a)(5)(iii)
Complaint of Laurie Forrest et al., v. Sauer-Danfoss Inc., Sven Ruder, Niels B. Christiansen, Jorgen M. Clausen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Frederik Lotz, Sven Murmann, Steven H. Wood and Danfoss A/S, filed in the Court of Chancery in the State of Delaware, dated December 23, 2009.

(a)(5)(iv)
Complaint of John and Michelle Freise et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated December 23, 2009.

(a)(5)(v)
Complaint of Scott Crouthamel et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated February 10, 2010.

(b)(1)	Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S.
(b)(2)	Amendment No. 1, dated as of January 4, 2010, to Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S.
(c)(1)	Ladenburg Premium Analysis, dated December 24, 2009 (included as Schedule D to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).